JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 20, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (“Trust”);

File Nos. 2-95973 & 811-4236 – Post-Effective Amendment No. 151

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on June 4, 2012 with respect to the Post Effective Amendment No. 151 filed on behalf of the Trust’s series, JPMorgan Limited Duration Bond Fund (the “Fund”). We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 as amended (the “Rule”), which will become automatically effective on or around July 1, 2012 pursuant to the Rule.

Prospectus Comments

1.	Comment: The Risk/Return Summary discloses that the Fund may invest up to 25% of its assets in “sub-prime” mortgage-related securities at the time of purchase.” The “More About the Fund” section contains additional disclosure about sub-prime securities. Please disclose that such securities are junk bonds that present additional credit risk including greater risk of default.

Response: We believe that it is not appropriate to define the sub-prime securities in which the Fund may invest as “junk bonds.” As disclosed in the Risk/Return Summary and the “More About the Fund” section, the Fund’s investments at the time of purchase will be rated investment grade or if unrated, deemed by the adviser to be of comparable quality to investment grade securities. As a result, such securities are not junk bonds. Please note that the Fund has disclosed the higher risk of default associated with sub-prime securities. In this respect, the “Asset-Backed, Mortgage-

Related, and Mortgage-Backed Securities Risk” discloses that the risk of default, as described under “Credit Risk” for “sub-prime” mortgages is generally higher than other types of mortgage-backed securities.

2.	Comment: The “More About the Fund” section provides that the “Fund seeks to maintain a duration of three years or less, although, under certain market conditions, the Fund’s duration may be longer than three years.” Please disclose the types of market conditions under which the Fund’s duration would be longer than three years. Please describe how much longer the duration would be under such market conditions consistent with the terms “Limited Duration” in the Fund’s name.

Response: The Fund will add the following underlined disclosure, which is already in the Risk/Return Summary, to the “More About the Fund” section:

“The Fund seeks to maintain a duration of three years or less, although, under certain market conditions such as in periods of significant volatility in interest rates and spreads, the Fund’s duration may be longer than three years.”

While the Fund seeks to maintain a duration of three years or less, the Fund cannot predict with certainty the maximum duration the Fund’s portfolio may have under all market conditions. Therefore, we do not believe that it is appropriate to add a maximum duration to the disclosure.

Statement of Additional Information Comments

3.	Comment: Under “Credit Default Swaps,” please disclose the Fund’s asset segregation practices with respect to such instruments.

Response: The Fund has implemented compliance procedures that are reasonably designed to address the senior security issues referenced in Investment Company Act Release No. 10666. In this respect, the SAI already includes the following disclosure with respect to the Fund’s asset segregation practices with respect to credit default swaps.

“A Fund will earmark and reserve assets, in cash or liquid securities to cover any accrued payment obligations when it is the buyer of a CDS. In cases where a Fund is a seller of a CDS contract, the Fund will earmark and reserve assets, in cash or liquid securities, to cover its obligation.”

We do not believe that adding further technical detail to the disclosure about the Fund’s asset segregation policies is required by Form N-1A nor would such disclosure provide meaningful information to investors.

In connection with your review of the Fund’s Post-Effective Amendments No. 151 to the Registration Statement filed by the Trust on April 20, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/  Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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